Room 4561
Via fax (816) 435-8630

January 31, 2008

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

       Re: **DST Systems, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 1, 2006
                File no. 1-14036

Dear Mr. McDonnell:

      We have reviewed your response letter dated July 13, 2007 and the supplemental information filed on August 31, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Please note, that unless otherwise noted where prior comments are referred to they refer to our letter dated June 15, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1.   In response to comment 1 in your letter dated May 10, 2007, the Company indicates that the continuing revenues from the EquiServ and Innovis entities were not significant or material to the consolidated revenues of DST. While we note that the continuing revenues may not be significant to total operating revenues, it is not clear why these continuing revenues did not help offset the decrease in revenues from fiscal 2006 compared to fiscal 2005. In this regard, we note your disclosures on page 57 of the Company's 2006 Form 10-K, which state, "[c]onsolidated operating revenues were negatively impacted in 2006 by the sale of EquiServe and the Innovis Entities during 2005 and the merger of lock\line with Asurion on January 1, 2006, which collectively recorded operating revenues

of $358.6 million in 2005, <u>partially offset</u> by increased mutual fund shareowner processing from higher accounts serviced, higher DST Health Solutions revenues from the inclusion of full year-to-date revenues in 2006 versus eight months in 2005, the inclusion of Amisys Synertech, Inc. which was acquired on October 2, 2006, increased data processing support revenues and higher Output processing volumes." Supplementally provide a breakdown for each of items that contributed to offsetting the decrease in revenues due to the sale of EquiServe and Innovis and the merger of Assurion. Further, explain how you determined that the continuing revenues from the EquiServe and Innovis entities did not also contribute to this offset. Further, in future filings revise your MD&A disclosures throughout to provide quantification and/or clarification for each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835.

2.   We note your response to our prior comment 2 where you indicate that the Company provided "qualitative" analysis of the decrease in expenses as a result of the absence of EquiServ and lock/line operations and the acquisition of ASI in 2006 and DST Health Solutions in 2005. We continue to believe that your qualitative analysis of the Company's operating expenses does not provide transparent disclosures with regards to your operations. For example, we note the following:

- Your disclosures on page 64 attribute the decrease in the Financial Services segment costs and expenses, in part, to the absence of costs from EquiServe and lock/line. While your total operating expenses were impacted by the absence of such costs, it is not clear from your disclosures what impact these entities had on the individual expenses. For instance, we note that compensation and benefits, the Company's most significant expense, included expenses of $50.0 million and $64.9 million for fiscal 2005 attributable to EquiServe and lock/line, respectively. If we eliminate these costs from fiscal 2005's compensation and benefits expense, then this expense actually increased from fiscal 2005 to fiscal 2006 by approximately 8%. It is not clear what contributed to the increase to the most significant component of your total costs and expenses, particularly in a period of declining revenues.

- Your response indicates that your qualitative analysis of the decrease in cost and expenses includes a discussion with regards to the impact of the ASI acquisition in 2006 and the DST Health Solutions acquisition in 2005. It is not clear where you included a discussion of ASI's impact on the Company's expenses.

- Your disclosures on page 64 make reference to "certain operating cost improvements". What were these improvements and how did they impact the Company's total operating costs and expenses?

- There were declines in other expenses (e.g. professional fees, insurance and underwriting claims and other miscellaneous) that do not appear to be addressed in your MD&A.

3. We note your response to prior comment 3 where you provided a breakdown of the various expenses that contributed to the change in your overall cost and expenses for the Output Solutions segment as discussed on page 65 of your Form 10-K (i.e. personnel costs, material costs and equipment costs). Revise your disclosures in future filings to quantify each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835.

Note 5. Investments, page 101

4. We note your response to our prior comment 7. Please note that the Investment Management Staff is continuing to review this issue and may have further comments.

  As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding these comments.

         Sincerely,

         Kathleen Collins
         Accounting Branch Chief